May 18, 2021

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	WF Card Funding, LLC
WF Card Issuance Trust
Registration Statement on Form SF-3
File Nos. 333-251538 and 333-251538-01

Ladies and Gentlemen:

  WF Card Funding, LLC, in its capacity as depositor for WF Card Issuance Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 10:00 a.m. (EST) on May 21, 2021 or as soon as practicable thereafter.

  Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (704) 410-2426.

Sincerely yours,

WF CARD FUNDING, LLC /s/ Jennifer Madara
Name:	Jennifer Madara
Title:	Treasurer (Principal Financial Officer)